Logo displayed in event invitation, as well as in various other publications, banners, and signs -- as shown in the image below.

Text contained within graphic:  Fiduciary Management, Inc.
                                               FMIFUNDS.COM

Text contained within graphic: We're pleased to serve as a presenting sponsor for Renaissance Theaterworks THE DIG - FIDUCIARY MANAGEMENT, INC. Investment Counsel - Disciplined Equity Investing Since 1980 - WWW.FMIFUNDS.COM